UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 23, 2020 (April 23, 2020)

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001 Interests, Series Collection Drop 002 Interests, Series Collection Drop 003 Interests*
(Title of each class of securities issued pursuant to Regulation A)

*No interests have been issued as of the date of this Current Report

Item 1
Fundamental Changes

Amendments to Material Definitive Agreements

On April 23, 2020, Series Collection Drop 001, a series of Otis Collection LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), entered into a First Amendment to Purchase and Sale Agreement with Otis Wealth, Inc., a Delaware corporation (which we refer to as our manager), the manager of our company and each series of our company, which amendment amended the purchase price and consideration for the acquisition of the Series Collection Drop 001 Asset from our manager set forth in that certain Purchase and Sale Agreement, dated November 22, 2019. A copy of the amendment has been filed as Exhibit 6.3.2 to this report. Series Collection Drop 001 had issued a promissory note, dated November 22, 2019, to our manager as the original consideration for the asset acquisition. As replacement consideration therefor in connection with the amendment, Series Collection Drop 001 issued a promissory note, dated April 23, 2020, to our manager in the sum of $13,000, which amends and restates in its entirety, and replaces, the original note. Aside from the revised principal amount, the note remains unchanged. A copy of the note has been filed as Exhibit 6.4.2 to this report.

On April 23, 2020, Series Collection Drop 003, a series of our company, entered into a First Amendment to Purchase and Sale Agreement with our manager, which amendment amended the purchase price and consideration for the acquisition of the Series Collection Drop 003 Asset from our manager set forth in that certain Purchase and Sale Agreement, dated November 25, 2019. A copy of the amendment has been filed as Exhibit 6.9.2 to this report. Series Collection Drop 003 had issued a promissory note, dated November 25, 2019, to our manager as the original consideration for the asset acquisition. As replacement consideration therefor in connection with the amendment, Series Collection Drop 003 issued a promissory note, dated April 23, 2020, to our manager in the sum of $12,500, which amends and restates in its entirety, and replaces, the original note. Aside from the revised principal amount, the note remains unchanged. A copy of the note has been filed as Exhibit 6.10.2 to this report.

On April 23, 2020, in connection with a decrease in the aggregate offering size of Series Collection Drop 001 Interests, Series Collection Drop 001 entered into a First Amendment to Asset Management Agreement with our manager, which amendment reduced the sourcing fee paid to our manager as compensation for sourcing the Series Collection Drop 001 Asset as set forth in that certain Asset Management Agreement, dated November 22, 2019, and also makes minor corrections. A copy of the amendment has been filed as Exhibit 6.2.2 to this report.

On April 23, 2020, in connection with a decrease in the aggregate offering size of Series Collection Drop 003 Interests, Series Collection Drop 003 entered into a First Amendment to Asset Management Agreement with our manager, which amendment reduced the sourcing fee paid to our manager as compensation for sourcing the Series Collection Drop 003 Asset as set forth in that certain Asset Management Agreement, dated November 25, 2019, and also makes minor corrections. A copy of the amendment has been filed as Exhibit 6.8.2 to this report.

Item 3
Material Modification to Rights of Securityholders

Amendment of Constituent Instruments

The interests of the series of our company offered under our Preliminary Offering Circular, dated March 12, 2020 and qualified on March 27, 2020 (which we refer to as our offering circular) may be referred to in this report as “Interests” and each, individually, as an “Interest.”

On April 23, 2020, in connection with a decrease in the aggregate offering size of Series Collection Drop 001 Interests, from 600 to 520, our manager, as manager of our company, adopted and approved an amended and restated series designation for Series Collection Drop 001 to reduce the maximum number of Series Collection Drop 001 Interests our company can issue to 520 and update the asset management fee in connection with the above. A copy of the series designation has been filed as Exhibit 3.1 to this report and will replace the previously filed series designation. No interests under this series designation have been issued as of the date of this report.

On April 23, 2020, in connection with a decrease in the aggregate offering size of Series Collection Drop 003 Interests, from 580 to 500, our manager, as manager of our company, adopted and approved an amended and restated series designation for Series Collection Drop 003 to reduce the maximum number of Series Collection Drop 003 Interests our company can issue to 500 and update the asset management fee in connection with the above. A copy of the series designation has been filed as Exhibit 3.2 to this report and will replace the previously filed series designation. No interests under this series designation have been issued as of the date of this report.

Safe Harbor Statement

This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our offering circular, as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the Securities and Exchange Commission (which we refer to as the SEC), which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS
The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Series Designation for Series Collection Drop 001 Interests
3.2	Amended and Restated Series Designation for Series Collection Drop 003 Interests
6.2.2	First Amendment to Asset Management Agreement, dated April 23, 2020, between Series Collection Drop 001, a Series of Otis Collection LLC, and Otis Wealth, Inc.
6.3.2	First Amendment to Purchase and Sale Agreement, dated April 23, 2020, between Series Collection Drop 001, a Series of Otis Collection LLC, and Otis Wealth, Inc.
6.4.2	Amended and Restated Promissory Note issued by Series Collection Drop 001, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on April 23, 2020
6.8.2	First Amendment to Asset Management Agreement, dated April 23, 2020, between Series Collection Drop 003, a Series of Otis Collection LLC, and Otis Wealth, Inc.
6.9.2	First Amendment to Purchase and Sale Agreement, dated April 23, 2020, between Series Collection Drop 003, a Series of Otis Collection LLC, and Otis Wealth, Inc.
6.10.2	Amended and Restated Promissory Note issued by Series Collection Drop 003, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on April 23, 2020

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2020	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer